Exhibit 99.1

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

August 9, 2007

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on August 9, 2007, a copy of which is attached.

4.                                      Summary of Material Change

On August 9, 2007, DRAXIS reported financial results for the second quarter and the first six months ended June 30, 2007.  Consolidated revenues and earnings for the second quarter and the first half of 2007 were down from the corresponding periods in 2006, but cash flows from operating activities were up substantially in both periods compared to the second quarter and first half of 2006.

Due to the lower than expected financial performance for 2007, DRAXIS has revised its 2007 guidance downwards from a range of 23 to 27 cents per share to 18 to 21 cents per share as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl(R) deferred revenues. DRAXIS’s financial performance in the second quarter of 2007 is not expected to negatively impact its long term financial performance.

5.                                      Full Description of Material Change

See press release attached hereto.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

August 9, 2007.

Schedule A — Press Release Dated August 9, 2007

For Immediate Release

August 9, 2007
DRAXIS Health Reports Second Quarter Results

MISSISSAUGA, ONTARIO, August 9, 2007 - DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported financial results for the second quarter and the first six months ended June 30, 2007. Consolidated revenues and earnings for the second quarter and the first half of 2007 were down from the corresponding periods in 2006, but cash flows from operating activities were up substantially in both periods compared to the second quarter and first half of 2006. All amounts are expressed in U.S. dollars.

Highlights

•                  Consolidated revenues for the second quarter of 2007 were $19.4 million versus $24.3 million in the second quarter of 2006; six month consolidated revenues were $40.4 million in 2007 and $43.3 million in 2006.  Revenues in the quarter were negatively impacted by lower sterile product sales due to production delays and raw material supply problems that have since been resolved.

•                  Operating income for the second quarter of 2007 was $2.5 million versus $5.3 million in the second quarter of 2006; operating income for the first six months of 2007 was $5.0 million and in the first half of 2006 was $7.2 million.

•                  Net income for the second quarter of 2007 was $1.6 million (diluted EPS of 4 cents) compared to $3.6 million (diluted EPS of 9 cents or 7 cents adjusted diluted EPS — See Schedule of Supplemental Information) in the second quarter of 2006; net income for the first six months of 2007 was $3.6 million (diluted EPS of 9 cents or 7 cents adjusted diluted EPS) versus $5.3 million (diluted EPS of 13 cents or 9 cents adjusted diluted EPS) in the first half of 2006.

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported earnings per share.

•                  Cash flows from operating activities increased 42% to $2.6 million for the second quarter and increased 77% to $8.1 million for the first half 2007, compared to operating cash flows of $1.8 million and $4.6 million respectively for the same periods in 2006.

•                  Cash and cash equivalents at June 30, 2007 increased to $27.4 million compared to $14.9 million at June 30, 2006, notwithstanding investments during the second quarter and first half of 2007 for capital projects, including a new warehouse management system, information technology infrastructure improvements and new installations to exploit new business opportunities, particularly in the non-sterile product business unit.

“Our weaker than expected earnings in the second quarter of 2007 were the result of lower sterile product sales together with other factors that impacted revenues and earnings, although we were able to record increases in operating cash flows compared to the second quarter of last year and we increased our cash balance to over $27 million,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “The rapid strengthening of the Canadian dollar versus the US dollar during the quarter adversely affected earnings by slightly more than 1.5 cents per share. In addition, production delays prevented the shipment of planned quantities at DRAXIS Pharma and raw material supply problems meant that product volumes at DRAXIMAGE were lower than expected.”

Dr. Barkin continued, “We have made senior level organizational changes designed to further streamline the leadership of the organization, with Jean-Pierre Robert assuming the role of President of DRAXIS Specialty Pharmaceuticals Inc., our operating subsidiary that encompasses both our contract manufacturing and radiopharmaceuticals divisions. Products scheduled and produced by DRAXIS Pharma but not shipped in the second quarter will be shipped to customers in the third quarter so we expect some recovery of earnings in that division. The disruption in the availability of raw material that affected DRAXIMAGE has been resolved and we have qualified an additional supplier to avoid any similar raw material shortages in the future. Prospects for long term growth continue to be favourable, particularly since we have now filed applications for approval to market DRAXIMAGE® Sestamibi with both US and European regulatory authorities.”

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		REVENUES
$19,048	$23,003	Product sales	$38,678	$40,651
359	437	Royalty and licensing	1,677	1,040
30	825	Anipryl® deferred revenues	60	1,650
$19,437	$24,265		$40,415	$43,341

$7,396	$11,073	Product Gross Margin	$14,848	$17,889
38.8%	48.1%	Product Gross Margin %	38.4%	44.0%

$2,534	$5,341	Operating income	$4,980	$7,240
13.0%	22.0%	Operating Margin %	12.3%	16.7%

$27,365	$14,881	Cash and cash equivalents	$27,365	$14,881

$0	$0	Total debt	$0	$0

$2,570	$1,814	Cash flows from operating activities	$8,103	$4,580
(2,315)	(1,523)	Cash flows used in investing activities	(5,269)	(2,317)
$255	$291		$2,834	$2,263

$1,575	$3,564	Net income	$3,585	$5,256

$0.04	$0.09	Basic earnings per share	$0.09	$0.13
$0.04	$0.09	Diluted earnings per share	$0.09	$0.13

Two significant non-recurring items in the first half of 2007 positively affected financial performance relative to the first half of 2006. During the first quarter of 2007, the Company received a non-recurring milestone payment of $0.8 million from Shire BioChem Inc. and an insurance payment of $0.5 million from a business interruption insurance claim related to the extended shutdown period in 2005. The impact of these items on operating income and earnings per share are included in the Schedule of Supplemental Information below.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues of $14 million for the second quarter of 2007 represented a decrease of $4.7 million or 26% over the second quarter of 2006. The decrease was due to lower sterile volumes, principally volumes of Hectorol®. During the second quarter of 2007, DRAXIS Pharma experienced production delays that prevented the shipment of planned quantities before the end of the quarter. Products scheduled but not shipped in the second quarter of 2007 will be shipped to customers in the third quarter.

•                  Product gross margin percentage decreased to 29% in the second quarter of 2007 and 28% for the first six months of 2007 compared to 42% and 37% respectively for the same periods of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

•                  Operating income of $2.2 million for the second quarter of 2007 and $3.8 million for the first six months of 2007 were $2.7 million lower compared to the same periods of 2006, due to lower sterile product volumes, partially offset by a revaluation of incentive awards based on financial performance.

•                  Effective July 21, 2007, Mr. Jean-Pierre Robert assumed the role of President of DRAXIS Specialty Pharmaceuticals Inc. (DSPI), the Company’s wholly owned operating subsidiary that provides products in three categories: sterile products, non-sterile products and radiopharmaceutical products. Previously responsible for the radiopharmaceutical division of DSPI, Mr. Robert now also has responsibility for the contract manufacturing division of DSPI.

•                  In May 2007, the Company announced it had received notification from the U.S. Food and Drug Administration (FDA) that the Company’s manufacturing operations in Montreal continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems for DRAXIS Pharma, the contract manufacturing division of DSPI.

•                  In May 2007, the Company announced the appointment of Bruce DeChambre as Vice President Commercial and Business Development for DRAXIS Pharma. Mr. DeChambre is charged with identifying prospective customers and developing new business opportunities.

•                  The Company is in the final stages of securing significant new non-sterile business.  Final contractual arrangements have yet to be signed but material activities are underway in preparation for this new business, including capital installation and product transfer activities with the approval of the potential customer. The Company has recognized approximately $1 million of revenue related to agreed upon product transfer activities completed in the second quarter of 2007 and has received $1.2 million of customer financing in the quarter related to capital expenditure activities for the project.

Radiopharmaceuticals

•                  Product sales in the second quarter were $5.9 million representing a 10% increase over the second quarter of 2006; for the first six months of 2007 product sales increased 13% to $11.6 million, driven mainly by increased sales of Sodium Iodide I-131 products to U.S. customers and increased cold kit sales.

•                  Product gross margins in the second quarter of 2007 were 59% of sales compared to 61% for the second quarter of 2006 and for the first six months of 2007 product gross margins were 60% versus 62% for the same period in 2006, due in part to foreign exchange pressures caused by a stronger Canadian dollar.

•                  Operating income was $1.2 million in the second quarter of 2007 compared to $1.2 million in the second quarter of 2006. For the first six months of 2007, operating income of $2.5 million represented an increase of $0.2 million or 11% over the first six months of 2006, primarily due to volume growth of sodium iodide products and increased cold kit sales.

•                  In July 2007, the FDA acknowledged the receipt and acceptance for review of the Abbreviated New Drug Application (ANDA) for DRAXIMAGE® Sestamibi, a generic kit for the preparation of Tc-99m Sestamibi for Injection, which was submitted in February 2007.

•                  On July 25, 2007, the Company announced the filing of DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marked another milestone in the comprehensive plan to pursue major myocardial perfusion imaging (MPI) markets globally.

Outlook and 2007 Guidance

As of August 8, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance.

The following factors have led to the revaluation of our guidance targets for 2007 subsequent to the second quarter of 2007:

•                  During the first six months of 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN1.065 per U.S. dollar as at the end of June 30, 2007 has resulted in foreign exchange losses for the first six months of 2007 of approximately 1.5 cents per share.

•                  During the second quarter of 2007, a significant disruption in the availability of I-131 raw material from the supplier impacted the earnings of the Company by approximately 1 cent per share.

•                  Based on the latest information received from Genzyme Corporation (Genzyme), the Company expects Hectorol® volumes in 2007 to be approximately $9 million lower compared with what they were in 2006 and lower than what was originally forecasted for in 2007. It is our understanding that these volumes could still vary materially either positively or negatively as a result of customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.

Due to the lower than expected financial performance for 2007 resulting from factors described above, the  Company has revised its 2007 guidance downwards from a range of 23 to 27 cents per share to 18 to 21 cents per share as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues.  Given the reduced underlying earnings, we now expect cash flows from operating activities to be at least $18 million as compared with our original target of at least $20 million for 2007.  Our financial performance in the second quarter of 2007 is not expected to negatively impact the long term financial performance of the Company. Significant key milestones have already been achieved in 2007 consistent with the sources of future growth detailed below.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® were to terminate in March 2008, provided that notification of termination was received by the Company prior to March 2007. Such notification of termination was not received and, consequently, the contractual arrangement will remain in place until March 2009 and the Company expects continuing production of Hectorol® for Genzyme beyond this date.  The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand, including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans, with such capacity eventually filled by other products and customers.

Sources of Future Growth

The Company’s guidance for 2007 assumes core growth in operations. We expect that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop.  The following potential opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order, as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four products currently under review by the European regulatory authorities. These products are currently sold in the U.S. or Canada.

•                  The review and approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second generation Technetium Generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications, subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities

Schedule of Supplemental Information

Reconciliation from reported operating income and diluted EPS to adjusted operating income and diluted EPS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods Ended June 30,				For the Six-Month Periods Ended June 30,
2007	2006	% Change		2007	2006	% Change
$2,534	$5,341	(52.6)%	Operating Income - Reported	$4,980	$7,240	(31.2)%
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(791)	—
—	—		(b) Insurance proceeds(3)	(517)	—
(221)	(45)	391.1%	(c) DSU expense (recovery)(4)	127	(183)	(169.4)%
(30)	(825)	(96.4)%	Anipryl® deferred revenues	(60)	(1,650)	(96.4)%
$2,283	$4,471	(48.9)%	Operating Income - Adjusted(1)	$3,739	$5,407	(30.8)%

$0.04	$0.09		Diluted EPS - Reported	$0.09	$0.13
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(0.01)	—
—	—		(b) Insurance proceeds(3)	(0.01)	—
—	—		(c) DSU expense (recovery)(4)	—	—
—	(0.02)		Anipryl® deferred revenues	—	(0.04)
$0.04	$0.07		Diluted EPS - Adjusted(1)	$0.07	$0.09

(1)    “Adjusted Operating Income” and “Adjusted Diluted EPS” are defined as reported operating income and diluted EPS excluding certain items.  Management uses adjusted operating income, among other factors to set performance goals and to measure the performance of the overall Company.  The Company believes that investors’ understanding of our performance is enhanced by disclosing this measure.

(2)    The Company became entitled to and received non-recurring contingent milestone payments from Shire BioChem Inc.

(3)    Insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(4)    Reflects the change in the value of Deferred Share Unit Plan based on the market price of the Company’s common stock.

         See Note 7 of accompanying interim financial statements.

Interim Financial Report

This release includes by reference the second quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements for the quarter ended June 30, 2007, prepared in accordance with U.S. GAAP. The interim financial report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities and is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports.  It is also available, on the SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov) databases or upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss second quarter 2007 financial results at 10 a.m. (ET) on August 9, 2007. This call can be accessed by dialing 1 (800) 819-9193 (Access Code 7481512) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc. (DSPI), provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at August 8, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston

DRAXIS Health Inc.

Phone:    1-877-441-1984

Fax:         905-677-5494

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006
		REVENUES
$19,048	$23,003	Product sales	$38,678	$40,651
389	1,262	Royalty and licensing	1,737	2,690
19,437	24,265		40,415	43,341
		EXPENSES
11,652	11,930	Cost of goods sold, excluding depreciation and amortization (Note 3)	23,830	22,762
3,151	5,131	Selling, general and administration	7,335	9,492
694	633	Research and development	1,618	1,422
1,406	1,230	Depreciation and amortization	2,652	2,425
16,903	18,924		35,435	36,101
2,534	5,341	Operating income	4,980	7,240
172	46	Financing income, net	358	54
(882)	(283)	Foreign exchange loss	(990)	(238)
1,824	5,104	Income before income taxes	4,348	7,056
(249)	(1,540)	Income taxes	(763)	(1,800)
$1,575	$3,564	Net income	$3,585	$5,256

$0.04	$0.09	Basic earnings per share (Note 4)	$0.09	$0.13

$0.04	$0.09	Diluted earnings per share (Note 4)	$0.09	$0.13

		Weighted-average number of shares outstanding
42,030,246	41,413,168	- basic	41,883,247	41,475,457
42,396,140	41,431,704	- diluted	42,143,527	41,587,096

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	June 30,	December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$27,365	$21,446
Accounts receivable	15,409	20,683
Inventories (Note 5)	8,383	7,590
Prepaid expenses	2,124	735
Deferred income taxes, net	3,918	3,179
Total current assets	57,199	53,633

Accounts receivable, long term	1,165	—
Property, plant and equipment, net	52,859	46,292
Goodwill, net	823	753
Intangible assets, net	208	318
Other assets	447	407
Deferred income taxes, net	4,103	4,559
Total assets	$116,804	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$8,042	$10,940
Current portion of deferred revenues	174	329
Customer deposits	361	576
Total current liabilities	8,577	11,845
Other liabilities	242	990
Deferred revenues	653	712
Customer financing	1,200	—
Total liabilities	$10,672	$13,547

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$79,588	$77,749
Additional paid-in capital	15,915	15,475
Deficit	(4,649)	(8,234)
Accumulated other comprehensive income	15,278	7,425
Total shareholders’ equity	106,132	92,415
Total liabilities and shareholders’ equity	$116,804	$105,962

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30			Ended June 30,
2007	2006		2007	2006
		Common Stock (Number of Shares)
41,984,639	41,467,738	Balance, beginning of period	41,522,138	41,588,005
72,999	328,250	Exercise of options	535,500	331,583
—	(124,200)	Repurchased for cancellation	—	(247,800)
42,057,638	41,671,788	Balance, end of period	42,057,638	41,671,788
		Common Stock
$79,202	$77,069	Balance, beginning of period	$77,749	$77,313
255	968	Exercise of options	1,708	979
131	—	Fair values of options exercised	131	—
—	(258)	Repurchased for cancellation	—	(513)
$79,588	$77,779	Balance, end of period	$79,588	$77,779
		Additional Paid In Capital
$15,756	$15,303	Balance, beginning of period	$15,475	$15,370
290	248	Stock-based compensation	571	488
(131)	—	Fair values of options exercised	(131)	—
—	(283)	Common shares purchased for cancellation	—	(590)
—	916	Expiry of warrants	—	916
$15,915	$16,184	Balance, end of period	$15,915	$16,184
		Warrants
$—	$916	Balance, beginning of period	$—	$916
—	(916)	Expiry of warrants	—	(916)
$—	$—	Balance, end of period	$—	$—
		Deficit
$(6,224)	$(18,089)	Balance, beginning of period	$(8,234)	$(19,781)
1,575	3,564	Net income	3,585	5,256
$(4,649)	$(14,525)	Balance, end of period	$(4,649)	$(14,525)
		Accumulated Other Comprehensive Income
$8,216	$7,484	Balance, beginning of period	$7,425	$7,810
7,062	3,528	Other comprehensive income	7,853	3,202
15,278	11,012	Balance, end of period	15,278	11,012
$106,132	$90,450	Total shareholders’ equity	$106,132	$90,450
		Comprehensive Income
$7,062	$3,528	Foreign currency translation adjustments	$7,853	$3,202
1,575	3,564	Net income	3,585	5,256
$8,637	$7,092	Total comprehensive income	$11,438	$8,458

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$1,575	$3,564	Net income	$3,585	$5,256
		Adjustments to reconcile net income to net cash from (used in) operating activities
(30)	(825)	Amortization of deferred revenues	(60)	(1,608)
1,406	1,230	Depreciation and amortization	2,652	2,425
290	248	Stock-based compensation	571	488
19	1,325	Deferred income taxes	372	1,375
882	283	Foreign exchange	990	238
(221)	(45)	Deferred Share Unit expense (recovery) (Note 7)	127	(183)
178	227	Other	354	356
		Changes in operating assets and liabilities
3,147	(3,281)	Accounts receivable	6,786	416
(1,165)	—	Accounts receivable, long term	(1,165)	—
(554)	(480)	Inventories	(102)	(1,617)
(762)	(619)	Prepaid expenses	(1,246)	(912)
(1,629)	187	Accounts payable and accrued liabilities	(3,805)	(1,654)
(566)	—	Other liabilities	(798)	—
—	—	Deferred revenues	(158)	—
2,570	1,814	Net cash from (used in) operating activities	8,103	4,580
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(2,315)	(1,523)	Expenditures for property, plant and equipment	(5,095)	(2,165)
—	—	Increase in intangible assets	(174)	(174)
—	—	Proceeds from disposition of equipment	—	22
(2,315)	(1,523)	Net cash from (used in) investing activities	(5,269)	(2,317)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
1,200	—	Proceeds from customer financing	1,200	—
(97)	—	Repayment of customer deposits	(135)	(11)
255	968	Exercise of options	1,708	979
—	(541)	Common shares purchased for cancellation	—	(1,103)
1,358	427	Net cash from (used in) financing activities	2,773	(135)
257	77	Effect of foreign exchange rate changes on cash and cash equivalents	312	363
1,870	795	Net increase in cash and cash equivalents	5,919	2,491
25,495	14,086	Cash and cash equivalents, beginning of period	21,446	12,390
$27,365	$14,881	Cash and cash equivalents, end of period	$27,365	$14,881

		Additional Information
$—	$—	Interest paid	$—	$—
$—	$450	Income taxes paid	$203	$560

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

1.                                      Significant Accounting Policy

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2006, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at June 30, 2007 and the results of operations and cash flows for the six-month periods ended June 30, 2007 and 2006.

2.                                      Change in Accounting Policy

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense.  There were no interest or penalties accrued at June 30, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008.  The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

The Company and its subsidiaries income tax returns are subject to examination by tax authorities for the years ending December 31, 1999 through December 31, 2006.

There are no other items of a material nature in accounts with respect to uncertainty in income taxes.

3.                                      Cost of Goods Sold

In the first quarter of 2007, DRAXIS received insurance proceeds of $517 in settlement of business interruption losses related to the extended shutdown in the third quarter of 2005.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the first quarter of 2007.

4.                                      Earnings per Share

Basic earnings per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options. The calculation of diluted earnings per common share excludes any potential conversion of options that would increase earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006
		Numerator:
$1,575	$3,564	Net income	$3,585	$5,256

		Denominator:
42,030,246	41,413,168	Weighted-average number of common shares outstanding - basic	41,883,247	41,475,457
365,894	18,536	Weighted-average effect of dilutive securities — stock options	260,280	111,639
42,396,140	41,431,704	Weighted-average number of common shares outstanding - diluted	42,143,527	41,587,096

$0.04	$0.09	Basic earnings per share	$0.09	$0.13

$0.04	$0.09	Diluted earnings per share	$0.09	$0.13

5.                                      Inventories

	June 30, 2007	December 31, 2006

Raw materials	$3,932	$3,682
Work-in-process	591	1,094
Finished goods	3,860	2,814
	$8,383	$7,590

6.                                      Accounts Payable and Accrued Liabilities

	June 30, 2007	December 31, 2006

Trade	$4,181	$4,688
Accrued liabilities	1,119	905
Employee-related items	2,742	5,347
	$8,042	$10,940

7.                                      Shareholders’ Equity

Stock Option Plan

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006

2,215,494	2,922,120	Balance, beginning of period	2,257,995	2,652,620
		Increase (decrease) resulting from:
—	—	Granted	420,000	330,000
(72,999)	(328,250)	Exercised	(535,500)	(331,583)
(6,667)	—	Cancelled	(6,667)	(16,667)
—	(10,125)	Expired	—	(50,625)
2,135,828	2,583,745	Balance, end of period	2,135,828	2,583,745
725,550	1,303,579	Exercisable at June 30	725,550	1,303,579
		As of June 30:
		Remaining unrecognized compensation cost related to non-vested stock options	$1,943	$2,241
		Weighted-average remaining requisite service period	2.0 years	2.4 years

		Weighted-average exercise price of options:
CDN$4.65	CDN$4.14	Outstanding, end of period	CDN$4.65	CDN$4.14
CDN$4.66	CDN$3.89	Exercisable, end of period	CDN$4.66	CDN$3.89
—	—	Granted	CDN$5.69	CDN$5.06
CDN$3.87	CDN$3.38	Exercised	CDN$3.70	CDN$3.39
CDN$4.70	—	Cancelled	CDN$4.70	CDN$5.93
—	CDN$3.36	Expired	—	CDN$3.33

The following table summarizes information about stock options outstanding at June 30, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted- Average Remaining ContractualLife (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)
CDN$2.01 - $2.50	454,994	4.73	CDN$2.35	CDN$1,821	104,994	0.53	CDN$2.33	CDN$438
CDN$2.51 - $3.00	37,500	6.12	CDN$2.63	CDN$138	—	—	—	—
CDN$3.01 - $3.50	15,000	1.35	CDN$3.25	CDN$46	10,000	1.35	CDN$3.25	CDN$31
CDN$3.51 - $4.00	30,000	0.12	CDN$3.66	CDN$80	30,000	0.12	CDN$3.66	CDN$80
CDN$4.01 - $4.50	125,000	1.51	CDN$4.30	CDN$251	125,000	1.51	CDN$4.30	CDN$251
CDN$4.51 - $5.00	180,000	2.95	CDN$4.70	CDN$290	100,000	2.12	CDN$4.70	CDN$161
CDN$5.01 - $6.65	1,293,334	4.11	CDN$5.57	CDN$958	355,556	2.85	CDN$5.55	CDN$271
	2,135,828	3.96	CDN$4.65	CDN$3,583	725,550	2.05	CDN$4.66	CDN$1,232

Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006

230,018	223,308	Balance, beginning of period	230,447	199,868
—	2,148	Issued	—	25,588
—	—	Cancelled	(429)	—
230,018	225,456	Balance, end of period	230,018	225,456
$(221)	$(45)	DSU expense (recovery)	$127	$(183)

8.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each.  The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2006 annual Consolidated Financial Statements.

For the Three-Month Periods			For the Six-Month Periods
Ended June 30,			Ended June 30,
2007	2006		2007	2006
		PRODUCT SALES REVENUES
$5,877	$5,368	Radiopharmaceuticals	$11,634	$10,267
13,535	18,277	Manufacturing	27,770	31,854
(364)	(642)	Corporate and Other	(726)	(1,470)
$19,048	$23,003		$38,678	$40,651
		ROYALTY AND LICENSING REVENUES
$—	$(22)	Radiopharmaceuticals	$—	$4
—	—	Manufacturing	—	—
389	1,284	Corporate and Other	1,737	2,686
$389	$1,262		$1,737	$2,690
		TOTAL REVENUES
$5,877	$5,346	Radiopharmaceuticals	$11,634	$10,271
13,535	18,277	Manufacturing	27,770	31,854
25	642	Corporate and Other	1,011	1,216
$19,437	$24,265		$40,415	$43,341
		PRODUCT GROSS MARGIN
$3,448	$3,295	Radiopharmaceuticals	$7,031	$6,360
3,910	7,743	Manufacturing	7,754 (1)	11,617
38	35	Corporate and Other	63	(88)
$7,396	$11,073		$14,848	$17,889
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,290	$1,143	Radiopharmaceuticals	$2,378	$2,161
734	1,993	Manufacturing	2,031	3,345
1,127	1,995	Corporate and Other (2)	2,926	3,986
$3,151	$5,131		$7,335	$9,492
		RESEARCH AND DEVELOPMENT EXPENSE
$694	$633	Radiopharmaceuticals	$1,618	$1,422
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$694	$633		$1,618	$1,422
		SEGMENT INCOME (LOSS) (3)
$1,464	$1,497	Radiopharmaceuticals	$3,035	$2,781
3,176	5,750	Manufacturing	5,723(1)	8,272
(700)	(676)	Corporate and Other	(1,126)	(1,388)
$3,940	$6,571		$7,632	$9,665
		DEPRECIATION AND AMORTIZATION
$294	$285	Radiopharmaceuticals	$567	$549
1,025	860	Manufacturing	1,916	1,708
87	85	Corporate and Other	169	168
$1,406	$1,230		$2,652	$2,425
		OPERATING INCOME (LOSS) (4)
$1,170	$1,212	Radiopharmaceuticals	$2,468	$2,232
2,151	4,890	Manufacturing	3,807 (1)	6,564
(787)	(761)	Corporate and Other	(1,295)	(1,556)
$2,534	$5,341		$4,980	$7,240

(1)       Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(2)       Stock-based compensation expense was recorded in SG&A in the amount of $290 in Q2, 2007 (Q2, 2006 - $248).

(3)       Segment income (loss) before depreciation and amortization, financing income, foreign exchange loss and income taxes.

(4)       Segment income (loss) before financing income, foreign exchange loss and income taxes.

	Jun. 30, 2007	December 31, 2006
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$17,789	$15,332
Manufacturing	56,410	54,162
Corporate and Other	42,605	36,468
	$116,804	$105,962

Geographic Segmentation

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
		REVENUES(1)
$9,225	$9,911	Canada	$18,971	$18,895
9,466	14,073	United States	19,997	23,896
746	281	Other	1,447	550
$19,437	$24,265		$40,415	$43,341

(1)                               Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
$219	$463	Radiopharmaceuticals	$554	$692
2,096	1,060	Manufacturing	4,541	1,473
—	—	Corporate and Other	—	—
$2,315	$1,523		$5,095	$2,165

Product Sales Revenues by Major Product Groups

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
$5,877	$5,368	Radiopharmaceuticals	$11,634	$10,267
9,041	15,551	Manufacturing - Sterile	20,160	26,503
4,494	2,726	Manufacturing - Non Sterile	7,610	5,351
103	82	Corporate and Other	330	259
(467)	(724)	Intercompany eliminations	(1,056)	(1,729)
$19,048	$23,003		$38,678	$40,651

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
18.0%	31.0%	Customer A	16.0%	24.0%
18.0%	21.0%	Customer B	18.0%	23.0%
11.0%	7.0%	Customer C	12.0%	9.0%
47.0%	59.0%		46.0%	56.0%

9.                                      Contingency

In July 2005, a claim was filed before the Superior Court of Justice of Ontario against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to this claim.

10.                               Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.